Exhibit 99.1

Trina Solar Announces Appointment of Board Directors and Senior Management

Appoints Mr. Zhiguo Zhu as Board Director and Chief Operating Officer of Trina Solar

Appoints Mr. Sean Shao as Independent Director and Member of Trina Solar’s Audit Committee

CHANGZHOU, China, January 20, 2015— Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions and services, today announced that Mr. Zhiguo Zhu has been appointed as a member of the Board of Directors (“Board”) and as Chief Operating Officer (“COO”) of the Company. Concurrently, the Company appointed Mr. Sean Shao as an independent director and a member of the Audit Committee of the Board. Both appointments become effective on January 20, 2015.

In his new role, Mr. Zhu will be responsible for leading the Company’s environmental health and safety management system and the establishment of the Company’s performance excellence management system, while also retaining his role as president of the Module Business Unit (“MBU”).

With the addition of Mr. Zhu and Mr. Shao, Trina Solar’s Board now consists of eight directors, including six independent directors, four of whom serve on Trina Solar’s Audit Committee.

“The expansion of the Board and appointment of new senior management will ensure that Trina Solar realizes its strategic goals and achieves sustainable growth,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar. “I am very pleased to announce the appointment of Mr. Zhu as a member of the Board and COO of Trina Solar. Mr. Zhu is a dynamic executive who brings innovative thinking as well as excellent execution and management abilities and has contributed to Trina Solar’s outstanding performance and steady growth in an increasingly competitive global solar industry. As of the third quarter of 2014, Trina Solar stands as the world’s largest solar module supplier. I look forward to seeing the ways in which his vision, leadership and keen industry insight as a Board member and COO will further advance the growth of Trina Solar.”

Mr. Gao added, “We are delighted to welcome Mr. Shao to join as an independent director of Trina Solar. Mr. Shao brings extensive strategic, financing and financial management experience as well as rich experience in corporate governance. The addition of Mr. Shao will strengthen the Board by bringing his extensive experiences and implementing improved corporate governance which will help the Company achieve sustainable growth and further drive shareholder value. On behalf of the Board I would like to extend a warm welcome to Mr. Shao and we look forward to his contributions to the Company’s healthy growth in the coming years.”

Background of Mr. Zhiguo Zhu

Since joining the Company in 2011, Mr. Zhu has been integral to Trina Solar’s growth as senior vice president of the Company and president of the MBU. Prior to joining Trina Solar, Mr. Zhu served as the global finance operations controller, internal controller, audit director and CFO of the Air-Conditioner Group at Haier Group He also served as the China Regional CFO and Vice President of Lucent Technologies in Qingdao. Prior to which, Mr. Zhu served as the financial controller and acting general manager at HowdenHua Engineering Company. Mr. Zhu received a Bachelor’s of Science degree in engineering from Tsinghua University, a Master’s of Science degree from the University of Shanghai Science and Technology, a Certificate of Postgraduate Studies from Cambridge University and a Master’s of Business Administration from Imperial College London.

Background of Mr. Sean Shao

Mr. Shao previously held the role of CFO of Trina Solar between 2006 and 2008. Prior to this, Mr. Shao served as CFO of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company between 2004 and 2006. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd., for approximately a decade. Mr. Shao obtained his Bachelor’s Degree in Art from East China Normal University in 1982 and received his Master’s Degree in Healthcare Administration from the University of California in Los Angeles in 1988. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Sean Shao currently serves as an independent director and chairman of the audit committee for a number of U.S.-listed Chinese companies including Jumei International Holding Ltd., an E-commerce company listed on the NYSE, since May 2014, LightInTheBox Holdings Co., Ltd., an E-commerce company listed on the NYSE, since June 2013, UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ, since October 2012, Xueda Education Group, a Chinese personalized tutoring services company listed on NYSE since March 2010, and China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ, since July 2008. He also serves as an independent director and chairman of the nominating committee of Agria Corporation, a Chinese agricultural company listed on NYSE, since November 2008.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Teresa Tan, CFO	Rachael Layfield
Email: teresa.tan@trinasolar.com	Phone: + (86) 10-5960-8600 (Beijing)
Email: trina@brunswickgroup.com

Yvonne Young
Investor Relations Director
Email: ir@trinasolar.com